Results of the Exercise of Voting Rights of the 150th Annual General Meeting of Shareholders 1. Reason for the submission The report is submitted pursuant to the provisions of Article 24-5, Paragraph 4 in the Financial Instruments and Exchange Act, and Article 19, Paragraph 2, Item 9-2 in the Cabinet Office Ordinance on Disclosure of Corporate Information, etc., which shows the results of the resolution on the items to be resolved at the 150th Annual General Meeting of Shareholders of the Company held on June 24, 2026. 2. Contents [1] The date of the shareholders meeting June 24, 2026 [2] Details of items to be resolved Proposal No.1: Appropriation of Surplus Concerning the year-end dividend 100 JPY per share of common stock of the Company Proposal No.2: Election of Eight (8) Directors who are not Audit and Supervisory Committee Members To elect Julie Kim, Milano Furuta, Andrew Plump, Masami Iijima, Steven Gillis, John Maraganore, Miki Tsusaka and Paul Stoffels as Directors who are not Audit and Supervisory Committee Members. Proposal No.3: Election of Three (3) Directors who are Audit and Supervisory Committee Members To elect Kimberly A. Reed, Bruce Broussard and Koichiro Kimura as Directors who are Audit and Supervisory Committee Members. Proposal No.4: Election of One (1) Substitute Director who is an Audit and Supervisory Committee Member To elect Paul Stoffels as a Substitute Director who is an Audit and Supervisory Committee Member. Proposal No.5: Payment of Bonuses to Directors who are not Audit and Supervisory Committee Members To pay bonuses within a total of 260 million JPY to the 2 Directors who are not Audit and Supervisory Committee Members (excluding Directors residing outside of Japan and External Directors) in office as of the end of this fiscal year.

[3] Numbers of voting rights for approval of, against and abstaining from each of the items to be resolved, requirements for each of the items to be resolved to be approved and the results for each resolution

| Item to be resolved | Approval (No. of voting rights) | Against (No. of voting rights) | Abstention (No. of voting rights) | Total No. of voting rights exercised | Result (Proportion of approval) | Approval requirements |
|---|---|---|---|---|---|---|
| Proposal No.1 | 11,994,528 | 2,199 | 25 | 12,183,048 | Approval (98.45%) | (Note) 1 |
| Proposal No.2 | | | | | | (Note) 2 |
| Julie Kim | 11,840,220 | 223,449 | 9,105 | 12,183,109 | Approval (97.19%) | |
| Milano Furuta | 11,392,485 | 679,968 | 25 | 12,182,813 | Approval (93.51%) | |
| Andrew Plump | 11,274,783 | 797,914 | 25 | 12,183,057 | Approval (92.54%) | |
| Masami Iijima | 11,584,361 | 488,316 | 25 | 12,183,037 | Approval (95.09%) | |
| Steven Gillis | 11,619,791 | 452,859 | 25 | 12,183,010 | Approval (95.38%) | |
| John Maraganore | 11,571,136 | 501,534 | 25 | 12,183,030 | Approval (94.98%) | |
| Miki Tsusaka | 11,603,016 | 469,663 | 25 | 12,183,039 | Approval (95.24%) | |
| Paul Stoffels | 11,962,283 | 110,380 | 25 | 12,183,023 | Approval (98.19%) | |
| Proposal No.3 | | | | | | (Note) 2 |
| Kimberly A. Reed | 11,659,554 | 412,957 | 25 | 12,183,027 | Approval (95.70%) | |
| Bruce Broussard | 11,184,764 | 887,743 | 25 | 12,183,023 | Approval (91.81%) | |
| Koichiro Kimura | 11,963,428 | 109,105 | 25 | 12,183,049 | Approval (98.20%) | |
| Proposal No.4 | | | | | | (Note) 2 |
| Paul Stoffels | 11,999,993 | 72,670 | 25 | 12,183,025 | Approval (98.50%) | |
| Proposal No.5 | 10,104,535 | 1,946,260 | 21,968 | 12,183,074 | Approval (82.94%) | (Note) 1 |

(Note) 1. Approval requires a majority of the voting rights of shareholders in attendance and able to exercise voting rights.

2. Approval requires the attendance of shareholders possessing at least one third of the voting rights of shareholders who are able to exercise voting rights and a majority of the voting rights of shareholders in attendance.

[4] Reason for not adding some of the voting rights of shareholders who attended the Annual General Meeting of Shareholders to the number of voting rights for approval of, against or abstaining from each of the items to be resolved The requirements for approval of the resolutions were met by the advance voting by the day prior to the date of this Annual General Meeting of Shareholders and the tallying of votes received from some of the shareholders who attended on the day of the meeting for which the approval or otherwise of the resolutions could be confirmed, and the resolutions were thus passed legally in accordance with the Companies Act. Therefore, the remaining votes of shareholders who attended on the day of this Annual General Meeting of Shareholders were not added to the number of voting rights for approval of, against or abstaining from each of the items to be resolved. End of Document